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Filed by PlanetCAD Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: PlanetCAD Inc. Commission File No. 0-288-42

        On May 2, 2002, PlanetCAD Inc. issued the following press release:

[AVATECH SOLUTIONS LOGO]	[PlanetCAD LOGO]	Contacts: Melody Craigmyle Tel: (410) 581-8080 ext 311 mcraigmyle@avat.com Joy Godesiabois, Tel: (303) 209-9242 joy@planetcad.com
FOR IMMEDIATE RELEASE

Avatech Solutions, Inc. and PlanetCAD Inc.
Announce Intent to Merge

New company to create international design automation force with 20,000 worldwide customers

OWINGS MILLS, MD and BOULDER, CO— May 1, 2002—Avatech Solutions, Inc., a leading provider of design automation tools, training, integration services, and technical support and PlanetCAD Inc. (AMEX:PCD), developer of software solutions for the engineering and manufacturing supply chain, announced today they have executed a Merger Agreement to merge Avatech Solutions, Inc. into a wholly owned subsidiary of PlanetCAD Inc. The merger will combine PlanetCAD's widely recognized manufacturing-based technologies, including PrescientQA™ quality- checking, with Avatech's portfolio of software solutions, nationwide sales, marketing and services organization.

Under the terms of the merger, PlanetCAD will issue registered shares of its common stock in exchange for all of the outstanding common stock of Avatech Solutions, Inc. Following the closing of the merger, the current PlanetCAD's shareholders will own 25% and Avatech's shareholders will own 75% of PlanetCAD's outstanding common stock. Closing of this merger is subject to certain conditions contained in the merger agreement.

Contemporaneously with the merger, PlanetCAD plans to change its name to Avatech Solutions, Inc. The new combined entity, Avatech Solutions, Inc., will develop and provide customers products and services to fulfill their engineering and manufacturing productivity needs.

After closing, the new company is expected to have a combined client base of over 20,000 worldwide customers and 185 employees throughout 21 locations. The company headquarters will be in Owings Mills, MD with a development center in Boulder, CO.

The company announced that W.J. (Jim) Hindman, founder of Jiffy Lube and Youth Services International, has agreed to serve as Chairman of the new company. Hindman, an Avatech co-founder and Board member said, "By joining forces with PlanetCAD, we will be able to go from a value-added reseller to an international technology services company with the capability of developing innovative solutions." It was also announced that Henry D. Felton, CEO of Avatech, will remain as CEO of the new company.

"Our comprehensive, nationwide distribution network, backed by our local sales and service organization, is the perfect vehicle to build upon the success of PlanetCAD's PrescientQA™ design-quality engineering and supply chain software suites," said Felton. "This merger will allow us to continue our solid commitment to Autodesk (Nasdaq:ADSK) by strengthening the R & D efforts including an Autodesk platform-based product."

"This merger should provide PlanetCAD's customers with support from a world-class sales and service organization with strong manufacturing and engineering automation expertise," said David Hushbeck, President and CEO of PlanetCAD. "The combined organization should provide our customers with a broadened value-based solutions portfolio including multi-CAD platform support for Catia, Unigraphics and Pro-E."

About PlanetCAD Inc.

        PlanetCAD (www.planetcad.com) is headquartered in Boulder, Colorado and has clients throughout North American and Europe, with a value-added reseller network supporting the European customer base. PlanetCAD provides Cycle Time Reduction™ solutions for the manufacturing supply chain. Their award-winning products reduce cycles, costs and waste from design to manufacture by seamlessly integrating engineering data communication with supply chain transactions. PlanetCAD's current products include SCS / Envoy™, which reduces product time-to-market by bringing organizations closer together in the manufacturing supply chain, and the award-winning PrescientQA™ design-quality engineering software suite, which reduces costly design errors, accelerates time-to-market, and improves the product development process through advanced quality control of design engineering.

About Avatech Solutions

        Avatech Solutions, Inc. (www.avatechsolutions.com) is one of the most trusted names in design automation software, training and comprehensive technical services. Headquartered in Owing Mills, Maryland, the company offers a complete solution to customers through its national network of 20 locations coast to coast—backed by a professional services group, training centers and a national support center. The company is the largest Autodesk software provider in the U.S., and also offers an expanded line of products from manufacturers such as Bentley Systems, Cyco Software and Hewlett-Packard. Avatech Solutions' 18,000 clients include industry leaders from the Engineering News Record's Top 100 and Fortune 500 lists.

This press release contains forward-looking statements about the expectations, beliefs, plans, intentions and strategies relating to the merger of Avatech Solutions, Inc. and PlanetCAD, Inc. There are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information. In particular, while the companies have executed a definitive agreement, there is no assurance that they will complete the transaction. If the companies do not receive the necessary government or stockholder approvals or fail to satisfy conditions for closing, the transaction may terminate. A description of risks and uncertainties attendant to PlanetCAD and its industry, and other factors that could affect PlanetCAD's financial results, are included in PlanetCAD's Securities and Exchange Commission filings, including, but not limited to, PlanetCAD's annual report on Form 10-KSB for the year ended December 31, 2001.

PlanetCAD Inc. will file with the Securities and Exchange Commission a proxy statement/prospectus and other documents regarding the proposed business combination transaction referred to in the foregoing information. Investors and shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. A definitive proxy statement/prospectus will be sent to shareholders of PlanetCAD seeking their approval of the transaction. Investors and shareholders may obtain a free copy of the definitive proxy statement/prospectus (when they are available) and other documents filed by PlanetCAD Inc. with the Commission at the Commission's web site at www.sec.gov. The definitive proxy statement/prospectus and other documents also may be obtained for free by directing a request to Joy Godesiabois at PlantCAD Inc. at Tel: (303) 209 9242 or joy@planetcad.com.

PlanetCAD, Inc. and its directors, executive officers and other members of its management and employees may be soliciting proxies from its shareholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of PlanetCAD's shareholders under the rules of the Securities and Exchange Commission is set forth in PlanetCAD's Form 10-KSB for the year ended December 31, 2001, as amended, filed by PlanetCAD with the Commission on April 1, 2002.

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Avatech Solutions, Inc. and PlanetCAD Inc. Announce Intent to Merge